Exhibit 99.1

For Immediate Release: September 21, 2022

Attention: Business Editors

VERSABANK ANNOUNCES APPROVAL FOR AMENDMENT TO NORMAL COURSE ISSUER BID

LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX:VBNK; NASDAQ:VBNK), announced today that the Toronto Stock Exchange (“TSX”) has approved an amendment to the Bank’s existing/current Normal Course Issuer Bid (“NCIB”) for its common shares announced on August 15, 2022 to expand purchases for cancellation to the Nasdaq Global Select Market (the “Nasdaq”).

Under the revised NCIB, the Bank will be permitted to purchase for cancellation on the open market through the facilities of the TSX and the Nasdaq, or through alternate trading systems. All other terms and conditions of the NCIB will remain as previously announced. Expanding purchases to the Nasdaq will further the Bank’s capacity to utilize excess capital and fund significant growth opportunities.

ABOUT VERSABANK

VersaBank is a Canadian Schedule I chartered bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the TSX and on Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VB.PR.A.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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